

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   November 30, 2015

<u>Via Mail</u>
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005, NY

> **Re: Fuda Group (USA) Corporation**
> **Registration Statement on Form S-1**
> **Filed November 17, 2015**
> **File No. 333-208078**

Dear Mr. Wu:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.   We have not performed a detailed examination of the registration statement and suggest that you consider filing a substantive amendment to correct the following deficiencies. We will perform a detailed review and may have additional detailed comments upon review of your amendment.

<u>General</u>

1.   Please revise your registration statement to provide updated financial statements and related disclosures for the interim period ending September 30, 2015 as required by Rule 8-08 of Regulation S-X.

2.   You disclose that on February 23, 2015 the Company issued 61,000,000 shares of common stock to Lianing Fuda Mining Company. Further explain this transaction and how this related or impacted the transaction between Liaoning Fuda Mining and Marvel in September 2015.

3.   Where you provide projections, please disclose the assumptions underlying them and other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future. <u>See</u> Item 10(b) of Regulation S-K.

Unaudited Pro-Forma Condensed Combined Financial Information, page 116

4.   You state that your pro forma income statement financial information are presented as if the acquisition of Marvel and Fuda UK had occurred on December 31, 2014. Please revise your proforma financial information to present information as if the transaction occurred at the beginning of the fiscal year presented in accordance with Rule 11-02(b)(6) of Regulation S-X.

        If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Via Fax
        Lee Cassidy, Esq.
        Cassidy & Associates